Filed Pursuant to Rule 424(b)(3)
Registration No. 333-146341

KBS REAL ESTATE INVESTMENT TRUST II, INC.

SUPPLEMENT NO. 9 DATED OCTOBER 17, 2008

TO THE PROSPECTUS DATED APRIL 22, 2008

This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust II, Inc. dated April 22, 2008, supplement no. 1 dated May 30, 2008, supplement no. 2 dated June 30, 2008, supplement no. 3 dated July 15, 2008, supplement no. 4 dated August 5, 2008, supplement no. 5 dated August 13, 2008, supplement no. 6 dated August 15, 2008, supplement no. 7 dated September 16, 2008 and supplement no. 8 dated October 9, 2008. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust II, Inc. and, as required by context, KBS Limited Partnership II, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the acquisition and related financing of four four-story office buildings containing 564,304 rentable square feet in Florham Park, New Jersey.

Acquisition and Related Financing of the 300-600 Campus Drive Buildings

On October 10, 2008, we, through an indirect wholly owned subsidiary, KBSII 300-600 Campus Drive, LLC (the “Owner”), purchased four four-story office buildings containing 564,304 rentable square feet located at 300, 400, 500 and 600 Campus Drive in Florham Park, New Jersey on an approximate 64.8-acre parcel of land (the “300-600 Campus Drive Buildings”) from Park Avenue Realty Holding Company, Inc., which is not affiliated with us or our advisor.

The purchase price of the 300-600 Campus Drive Buildings was approximately $184.3 million plus closing costs. The acquisition was funded from a $93.9 million loan secured by the 300-600 Campus Drive Buildings, a $47.0 million mezzanine loan secured by a 100% equity interest in the Owner and with proceeds from this offering.

The 300-600 Campus Drive Buildings were built between 1997 and 1999 and are currently 100% leased to 12 tenants, including PricewaterhouseCoopers LLP (35%), McKinsey & Company, Inc. United States (18%) and Drinker Biddle & Reath LLP (17%). PricewaterhouseCoopers LLP (“PricewaterhouseCoopers”), one of the “big four” accounting firms, provides audit, tax and transaction services to public and private companies in a wide variety of industries. McKinsey & Company, Inc. United States (“McKinsey”) is a global management-consulting firm providing advisory services to private companies, corporate enterprises and government agencies. Drinker Biddle & Reath LLP (“Drinker Biddle”) is a law firm with more than 630 attorneys located in 12 offices nationally that provides a diverse range of legal services, including commercial litigation, corporate and securities, and government and regulatory affairs.

The current aggregate annual base rent for the tenants of the 300-600 Campus Drive Buildings is approximately $13.9 million. As of October 2008, the current weighted-average remaining lease term for the current tenants of the 300-600 Campus Drive Buildings is approximately 5.4 years. PricewaterhouseCoopers’ lease expires on September 30, 2015, and the average annual rental rate for the PricewaterhouseCoopers lease over the lease term is $22.18 per square foot. PricewaterhouseCoopers has the right, at its option, to extend the term of its lease for two additional five-year periods. McKinsey’s lease expires on July 31, 2012, and the average annual rental rate for the McKinsey lease over the lease term is $22.50 per square foot. McKinsey has the right, at its option, to extend the term of its lease for two additional five-year periods. McKinsey also has the right, at its option, to extend the term of its lease for one additional term up to a maximum of three months. Drinker Biddle’s lease expires on October 31, 2014, and the average annual rental rate for the Drinker Biddle lease over the lease term is $23.07 per square foot. Drinker Biddle has the right, at its option, to extend the term of its lease for two additional five-year periods.

We do not intend to make significant renovations or improvements to the 300-600 Campus Drive Buildings. Our management believes that the 300-600 Campus Drive Buildings are adequately insured.

On October 10, 2008, in connection with the acquisition of the 300-600 Campus Drive Buildings, the Owner entered into a loan with New York Life Insurance Company (“Mortgage Lender”) for approximately $93.9 million secured by the 300-600 Campus Drive Buildings (the “300-600 Campus Drive Mortgage Loan”). The 300-600 Campus Drive Mortgage Loan matures on April 10, 2014 and bears interest at a fixed rate of 5.9% per annum. Monthly installments on the loan are interest-only and the entire principal amount is due on the maturity date, assuming no prior principal prepayment. The Owner has the right to prepay the loan on or after November 10, 2010 upon no less than 60 days and no more than 120 days prior written notice to the Mortgage Lender. Prepayments made after November 10, 2010 and prior to February 9, 2014 incur a prepayment penalty equal to the greater of (a) 1.0% of then outstanding principal amount of the note or (b) the present value of the remaining scheduled payments of principal and interest, less the amount of principal being prepaid.

Also in connection with the acquisition of the 300-600 Campus Drive Buildings, our indirect wholly owned subsidiary (“Mezz Borrower”) obtained from Park Avenue Realty Holding Company, Inc. (“Mezz Lender”), an affiliate of J.P. Morgan, a $47.0 million mezzanine loan (the “300-600 Campus Drive Mezzanine Loan”) secured by a pledge of 100% of the equity interests in the Owner. The 300-600 Campus Drive Mezzanine Loan has a maturity date of July 10, 2009. The 300-600 Campus Drive Mezzanine Loan bears interest at a fixed rate of 5.8% per annum for the first four months of the loan and the interest rate is increased on a monthly basis by 0.5% per annum thereafter. Monthly installments on the loan are interest-only and the entire principal amount is due on the maturity date, assuming no prior prepayment of principal. The loan may be prepaid without penalty in whole, but not in part, upon 10 days prior written notice to Mezz Lender.

In connection with the 300-600 Campus Drive Mezzanine Loan, KBS REIT Properties II, LLC, our indirect wholly owned subsidiary, executed an indemnification agreement in favor of Mezz Lender agreeing to indemnify Mezz Lender for all prepayment premiums, yield maintenance premiums, make-whole amounts, and default rate interest and late charges that may be payable in the future to Mortgage Lender by Mezz Lender in the event Mezz Lender were to acquire from Mortgage Lender the 300-600 Campus Drive Mortgage Loan following Mezz Borrower’s, Owner’s or any of their respective affiliates filing of any bankruptcy action or their assertion of any claim or action to hinder, delay or interfere with Mezz Lender’s enforcement of its rights under the 300-600 Campus Drive Mezzanine Loan.

In supplement no. 4 dated August 5, 2008, we referred to the 300-600 Campus Drive Buildings as the 300-600 Park Avenue Buildings.

2